Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
COUNSELOR AT LAW	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

August 13, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc. Form S-1 Registration Statement

as filed August 15, 2008

Dear Sirs:

The above-referenced corporation filed a Form 10-SB Registration Statement with the SEC on March 1, 2004 (File No.:000-50612) so as to become a 12g reporting company with the intent to operate as Business Development Company (“BDC”).  In July 2008, it filed Form N-54C, Notification Of Withdrawal Of Election To Be Subject To Sections 55 Through 65 Of The Investment Company Act Of 1940 Filed Pursuant To Section 54(C) Of The Investment Company Act Of 1940.

The current filing is being made to indicate the Company’s intent to operate as a consulting firm rather than a BDC and is further being filed so as to register shares of certain security holders who otherwise would be unable to sell their shares under the new requirements imposed with respect to Rule 144 as relates to “shell” corporations as indicated in Release No. 33-8869.

If you have any questions with respect to the above, do not hesitate to call me.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/h